UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Closing of the Token Purchase Transaction

As previously disclosed on a Report of Foreign private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 1, 2026, on March 30, 2026, Linkage Global Inc (the “Company”) entered into a Digital Asset Purchase and Sale Agreement (the “Purchase Agreement”), with UZX DAO Foundation, an exempt entity incorporated under the laws of the Cayman Islands, and certain holders of units of the UZX Token (the “Sellers”), pursuant to which the Company agreed to purchase from the Sellers aggregate of 30,000,000 units of the UZX Token (the “Sale Tokens”) in consideration for 30,000,000 of the Company’s Class A Ordinary Shares (the “Consideration Shares”). The transactions contemplated under the Purchase Agreement closed on April 8, 2026. Upon closing the Company received the Sale Tokens and issued the Consideration Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: April 9, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

2